UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-17f-2	OMB APPROVAL
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Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-21825 (Funds) 811-21839 (Portfolios)	Date examination completed: 7/31/2006

2. State Identification Number:

AL 34288	AK 60056480	AZ 42635	AR 60017656	CA –	CO 2006-31-182

CT 1037151	DE 46387	DC 60025388	FL –	GA SC, MF004893	HI –

ID 59050	IL 6001820	IN 06-0029IC	IA I-61684	KS 2006 S0000645	KY 60013323

LA 104150	ME 10010322	MD SM2006 0065	MA –	MI 946498	MN –

MS 60039998	MO 2006-00025	MT 55975	NE 64216	NV –	NH –

NJ MF-4206	NM 21584	NY 531-37-62	NC –	ND AT589	OH 50372

OK SE-2121091	OR 2006.14	PA 2006-01- 020MF	RI –	SC MF16224	SD 35530

TN M06-0062	TX C78705	UT 006-9744-91	VT 1/04/06-49	VA 148465	WA 60041013

WV MF54250	WI 500496-03	WY 23962	PUERTO RICO S-30339

Other (specify):

3.	Exact name of investment company as specified in registration statement:

AARP FUNDS    AARP Portfolios

4.	Address of principal executive office (number, street, city, state, zip code):

601E. Street NW, Washington DC 20004

Note: As of 7/28/2006, the address was amended to 650F Street NW, Washington DC 20004)

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

KPMG LLP 99 High Street Boston, MA 02110-2371	Telephone Fax Internet	617 988 1000 617 507 8323 www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees

The AARP Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that AARP Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2006, and with respect to agreement of security purchases and sales, for the period from June 30, 2006 (the date of the last examination) through July 31, 2006:

•

Confirmation of all securities held by institutions in book entry form (Erste Bank Der Oesterreichischen Sparkas, Westpac Banking Corporation, BNP Parabas Securities Services SA, USB AG, Deutsche Bank AG Frankfurt, Skandinaviska Enskilda Banken – Copenhagen, Depository Trust Company, Santander Central Hispano Investment, Nordea Bank Finland PLC, BNP Paribas Securities Services, SA, State Street Bank London-Crest, National Bank of Greece SA, Standard Chartered Bank, Bank of Ireland, BNP Paribas Security Services SA, Mizuho Corporate Bank, LTD, KAS Bank N.V., Deutsche Bank AG Amsterdam, Nordea Bank Norge ASA, Westpac Banking Corporation, Banco Commerciale Portugeus, Skandinaviska Enskilda Banken – Stockholm, DBS Singapore)

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Agreement of two (2) security purchases and two (2) security sales or maturities for each fund since commencement of operations from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the AARP Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

This report is intended solely for the information and use of management and the Board of Trustees of AARP Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts

September 28, 2006

Two Highwood Drive Suite 202 Tewksbury, MA 01876 (978) 614-7600 www.aarpfinancial.com

Management Statement Regarding Compliance With Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the AARP Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 31, 2006 and from June 30, 2006 (the date of the last examination) through July 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006, and from June 30, 2006 (the date of the last examination), through July 31,2006, with respect to securities reflected in the investment accounts of the Funds.

AARP Funds

By:
Larry C. Renfro President

By:
Richard M. Hisey Treasurer

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